

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

March 8, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Series B Preferred Stock Purchase Rights of HRG Group, Inc. under the Exchange Act
of 1934.

Sincerely,